Exhibit 3.2

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

Cyber Enviro-Tech, Inc., a corporation organized and existing under the laws of the State of Wyoming, hereby certifies as follows:

1. These Second Amended and Restated Articles of Incorporation restate, integrate, and supersede the original Articles of Incorporation filed on June 19, 2020 (under the name NexGen Holdings Corp.), the Amended and Restated Articles of Incorporation filed on September 17, 2020, and all amendments and restatements thereto. This document consolidates all prior amendments into a single instrument pursuant to W.S. § 17-16-1007 of the Wyoming Business Corporation Act.

2. These Second Amended and Restated Articles of Incorporation were duly approved by the Board of Directors and by the shareholders of the Corporation in accordance with W.S. §§ 17-16-1003 and 17-16-1007.

3. The text of the Articles of Incorporation, as heretofore amended or supplemented, is hereby restated and further amended to read in its entirety as follows:

ARTICLES OF INCORPORATION

OF

CYBER ENVIRO-TECH, INC.

ARTICLE I. NAME

The name of the corporation is Cyber Enviro-Tech, Inc. (the “Corporation”).

ARTICLE II. REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Wyoming is 30 N Gould St Ste R Sheridan, WY 82801 USA. The name of the registered agent at such address is Registered Agents Inc.

ARTICLE III. PURPOSE

The purpose or purposes of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Wyoming Business Corporation Act.

ARTICLE IV. CAPITAL STOCK

The Corporation is authorized to issue a total of 360,000,001 shares of capital stock, consisting of:

(a) 350,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders. Holders of Common Stock shall have no preemptive rights. All shares of Common Stock shall be fully paid and non-assessable upon issuance.

(b) 10,000,001 shares of Preferred Stock, par value $0.001 per share. The Board of Directors is authorized to issue Preferred Stock in one or more series and to fix, by resolution or Certificate of Designation filed with the Wyoming Secretary of State, the designations, powers, preferences, rights, qualifications, limitations, and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption terms, and liquidation preferences. The preferences, rights, and limitations of each series shall be superior to those of the Common Stock to the extent provided in the applicable Certificate of Designation

The following series of Preferred Stock are hereby designated, and all prior Certificates of Designation or descriptions of these series are superseded and replaced in their entirety by the terms set forth below:

(i)	Special 2025 Series A Preferred Stock.

i.	Designation and Amount. The designation of this class of capital stock shall be “Special 2025 Series A Preferred,” par value $0.001 per share (the “2025 Series A Preferred Stock”). The number of authorized shares of 2025 Series A Preferred Stock is one (1) share.

ii.	Voting Rights. Except as otherwise required by law, the holder of the share of 2025 Series A Preferred Stock shall have the following rights:

a.	Number of Votes; Voting with Common Stock. Except as provided by Wyoming statutes or below in subsection b., the holder of the 2025 Series A Preferred Stock shall vote together with the holders of preferred stock and common stock of the Corporation as a single class. The 2025 Series A Preferred Stock stockholder is entitled to sixty percent (60%) of all votes (including, but not limited to, common stock and any other preferred stock, including on an as-converted basis) entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. The 2025 Series A Preferred Stock shall not be divided into fractional shares.

b.	Adverse Effects. The Corporation shall not amend, alter, or repeal the preferences, rights, powers, or other terms of the 2025 Series A Preferred Stock so as to affect adversely the 2025 Series A Preferred Stock or the holder thereof without the written consent or affirmative vote of the holder of the 2025 Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

iii.	No Conversion Rights. The share of 2025 Series A Preferred Stock shall not be convertible into any other class or series of stock of the Corporation, including without limitation the common stock. The holder of the 2025 Series A Preferred Stock shall have no right or option to convert this preferred stock into any other securities of the Corporation.

iv.	No Economic Value; No Dividends or Liquidation Rights. The share of 2025 Series A Preferred Stock shall have no economic value. The 2025 Series A Preferred Stock shall not be entitled to any dividends in respect thereof and shall not participate in any proceeds available to the Corporation’s shareholders upon the liquidation, dissolution, or winding up of the Corporation. Upon any liquidation, dissolution, or winding up of the Corporation, the holder of the 2025 Series A Preferred Stock shall receive no consideration whatsoever and shall have no claim to any assets of the Corporation.

v.	No Further Rights. Except as expressly provided herein and as required by the Wyoming Business Corporation Act, the holder of the 2025 Series A Preferred Stock shall have no further rights, preferences, or privileges as a shareholder of the Corporation.

(ii)	Special 2020 Series A Preferred Stock.

i.	Designation and Amount. The designation of this class of capital stock shall be “Special 2020 Series A Preferred,” par value $0.001 per share (the “2020 Series A Preferred Stock”). The number of authorized shares of 2020 Series A Preferred Stock is one (1) share.

ii.	Voting Rights. Except as otherwise required by law, the holder of the share of 2020 Series A Preferred Stock shall have the following rights:

a.	Number of Votes; Voting with Common Stock. Except as provided by Wyoming statutes or Section 2(b) below, the holder of the 2020 Series A Preferred Stock shall vote together with the holders of preferred stock (including on an as-converted basis), par value $0.0001, and common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”) as a single class. The 2020 Series A Preferred Stock stockholder is entitled to 60% of all votes (including, but not limited to, common stock, and preferred stock (including on an as-converted basis)) entitled to vote at each meeting of stockholders of the Corporation (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration. The 2020 Series A Preferred Stock shall not be divided into fractional shares.

b.	Adverse Effects. The Corporation shall not amend, alter or repeal the preferences, rights, powers or other terms of the 2020 Series A Preferred Stock so as to affect adversely the 2020 Series A Preferred Stock or the holder thereof without the written consent or affirmative vote of the holder of the 2020 Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class

iii.	Conversion Rights. The share of 2020 Series A Preferred Stock shall convert into common shares at a conversion rate of 1 preferred to 150,000,000 common shares. The holder of the 2020 Series A Preferred Stock can affect the conversion at any time. The conversion into common is a right and conversion is not required.

iv.	Dividends and Liquidation Rights. The share of 2020 Series A Preferred Stock shall not be entitled to any dividends in respect thereof and shall not participate in any proceeds available to the Corporation’s shareholders upon the liquidation, dissolution or winding up of the Corporation.

v.	No Impairment. The Corporation shall not intentionally take any action which would impair the rights and privileges of the 2020 Series A Preferred Stock set forth herein or the rights of the holder thereof. The Corporation will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of the 2020 Series A Preferred Stock against impairment.

vi.	Replacement Certificate. In the event that the holder of the 2020 Series A Preferred Stock notifies the Corporation that the stock certificate evidencing the share of 2020 Series A Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a replacement stock certificate evidencing the 2020 Series A Preferred Stock identical in tenor and date to the original stock certificate evidencing the 2020 Series A Preferred Stock, provided that the holder executes and delivers to the Corporation an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such 2020 Series A Preferred Stock certificate.

(iii)	Series A Preferred Stock.

i.	Designation and Amount. The shares of preferred stock shall be designated as the “Series A Convertible Preferred Stock” and shall consist of not to exceed two hundred thousand (200,000) shares, having a par value of $0.001 per share.

ii.	Dividend Rights. The holders of Series A Convertible Preferred Stock shall be entitled to receive dividends on a pro-rata basis with the holders of Common Stock, on the same terms and conditions as Common Stock, if and when declared by the Board of Directors.

iii.	Liquidation Preference. Upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company, or upon any transaction deemed to be a liquidation event (including, without limitation, a merger, consolidation, or sale of substantially all assets), the holders of Series A Convertible Preferred Stock shall have the right to receive, prior to any distribution to holders of Common Stock or other junior securities, a liquidation preference equal to the original issue price per share plus all accrued and unpaid dividends thereon. After satisfaction of the preferences of all senior classes and series, if assets remain, all holders of Series A Convertible Preferred Stock and Common Stock shall participate pro-rata in any remaining assets.

iv.	Voting Rights. The holders of Series A Convertible Preferred Stock shall have the right to vote together with the holders of Common Stock on all matters submitted to shareholders, voting on an as-converted basis (i.e., each share of Series A Convertible Preferred Stock shall have the voting power of the number of shares of Common Stock into which it is convertible).

v.	Conversion Rights. At any time and from time to time, each holder of Series A Convertible Preferred Stock shall have the right to convert all or any portion of such holder’s shares into fully paid and non-assessable shares of Common Stock on the following terms:

a.	Conversion Ratio. Each share of Series A Convertible Preferred Stock shall be convertible into three thousand (3,000) fully paid and non-assessable shares of Common Stock.

b.	Conversion Mechanics. Conversion shall be effected by written notice of conversion delivered to the Company (or its transfer agent). Upon delivery of such notice, the holder shall be deemed the holder of record of the Common Stock into which the shares are converted, and the Company shall promptly (and in no event later than three (3) business days thereafter) issue and deliver a certificate or electronic evidence of the Common Stock due on conversion.

c.	Fractional Shares. The Company shall not issue fractional shares. If conversion would result in a fractional share, the Company shall round down to the nearest whole share or, at the Company’s option and expense, pay in cash the fair market value of the fractional share.

vi.	Transfer Restrictions and Lockup Period.

a.	Four-Year Initial Lockup Period. Notwithstanding any other provision of this Certificate, all shares of Series A Convertible Preferred Stock outstanding as of December 19, 2025 (the record date for shareholder written consents), and all shares hereafter issued as part of the Series A Convertible Preferred Stock, shall be subject to a four-year transfer and conversion lockup period commencing on December 31, 2025 and expiring at 5:00 p.m. Eastern Time on December 31, 2029 (the “Initial Lockup Period”). The Initial Lockup Period is intended to be effective as of December 31, 2025, regardless of the date this Certificate is filed with or becomes effective under Wyoming law.

b.	Optional Two-Year Extension. The Board of Directors may, in its sole discretion and with the written consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, elect to extend the Initial Lockup Period for an additional two (2) years, through 5:00 p.m. Eastern Time on December 31, 2031 (the “Extended Lockup Period”).

i.	Notice and Approval. The Board of Directors shall provide written notice to all holders of Series A Convertible Preferred Stock at least ninety (90) days prior to the scheduled expiration of the Initial Lockup Period of its intention to extend the lockup. Holders shall have sixty (60) days from receipt of such notice to deliver written consents or objections. If the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock consent in writing within such period, the lockup shall be automatically extended through the end of the Extended Lockup Period.

ii.	No Extension. If the Board of Directors does not elect to pursue an extension under this Section 6.2, or if the required majority holder consent is not obtained within the sixty (60) day period described above, the Initial Lockup Period shall expire on December 31, 2029, and no further transfer or conversion restrictions under this Section 6 shall apply.

iii.	Filing of Amendment. If the Extended Lockup Period is approved in accordance with this Section 6.2, the Company shall file, within thirty (30) days after obtaining the requisite holder consent, an amendment to this Certificate with the Wyoming Secretary of State reflecting the extension of the Lockup Period.

c.	Lockup Restrictions During Applicable Lockup Period. During the Initial Lockup Period and, if applicable, the Extended Lockup Period (each, a “Lockup Period”):

i.	Transfer Restrictions. No holder of Series A Convertible Preferred Stock shall have the right to transfer, sell, assign, pledge, hypothecate, or otherwise encumber any shares of Series A Convertible Preferred Stock, except: To a spouse, lineal descendant, ancestor, or sibling (or to a trust for the benefit of any such person, or to a partnership or corporation whose only equity holders are such persons); By will or the laws of descent and distribution; Pursuant to a court order or governmental action; or With the prior written consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, provided that such consent shall not be unreasonably withheld or delayed.

ii.	Conversion Restrictions. No holder of Series A Convertible Preferred Stock shall have the right to exercise the conversion rights described in Section 5 during any Lockup Period, except (i) in the event of a change of control, merger, consolidation, dissolution, or liquidation of the Company, in which case holders may convert at any time, or (ii) as required by law or court order, or (iii) pursuant to a majority vote of the then-serving Board of Directors and the holders of a majority of the outstanding shares of the Series A Convertible Preferred Stock.

iii.	Void Transfers. Any attempted transfer of Series A Convertible Preferred Stock in violation of this Section [*] shall be null and void and of no effect. The Company shall not register any transfer or conversion of shares of Series A Convertible Preferred Stock in violation of the applicable Lockup Period unless and until such Lockup Period has expired or the transfer has been approved in accordance with this Section [*].

iv.	Expiration of Lockup. Upon the expiration of the Initial Lockup Period (if no extension is effected under Section [*]) or, if extended, upon the expiration of the Extended Lockup Period, the transfer and conversion restrictions set forth in this Section [*] shall terminate, and all holders of Series A Convertible Preferred Stock shall thereafter have full power and authority to transfer and convert their shares in accordance with the other terms of this Certificate and the Company’s Articles of Incorporation, as amended.

d.	Company Cooperation. The Company shall cause its transfer agent to note the applicable Lockup Period and the transfer restrictions set forth in this Section [*] in its records. The transfer agent shall be instructed not to transfer or register the conversion of any shares of Series A Convertible Preferred Stock during any Lockup Period except as expressly permitted herein. The failure of the transfer agent to enforce such restrictions shall not relieve the Company or the transfer agent of their obligations under this Certificate or applicable Wyoming law.

vii.	Anti-Dilution Adjustments. The conversion ratio and other terms of the Series A Convertible Preferred Stock shall be subject to standard anti-dilution adjustments (including adjustments for stock splits, stock dividends, recapitalizations, and other extraordinary corporate events) on a weighted-average or full-ratchet basis, as shall be determined in good faith by the Board of Directors and communicated to the holders of Series A Convertible Preferred Stock

viii.	No Redemption Rights. The Series A Convertible Preferred Stock shall not be redeemable at the option of the Company or the holders thereof, except in connection with a liquidation event as described in Section 3 above.

ix.	Authorization of Shares. The Company shall at all times keep authorized and reserved, free from preemptive rights and other encumbrances, a sufficient number of shares of Common Stock to provide for the issuance of Common Stock upon full conversion of all outstanding shares of Series A Convertible Preferred Stock at the applicable conversion ratio. The Company covenants that it shall maintain such authorized reserved shares and shall not take any action that would prevent it from doing so.

x.	Miscellaneous Provisions

a.	Amendment and Waiver. This Amended and Restated Certificate may be amended, altered, or repealed only by the affirmative vote of holders of a majority of the outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, along with a majority of the then-serving Board of Directors. Any waiver of the provisions of this Certificate (including the Lockup Period and transfer restrictions) shall be in writing and shall be effective only if signed by the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock and the then-serving Board.

b.	Notices and Mechanics. All notices regarding conversion, transfer, or other rights under this Certificate shall be in writing and delivered by facsimile, email, or hand delivery to the Company’s principal office. The Company shall respond to all conversion and transfer inquiries within two (2) business days.

c.	Governing Law. This Certificate shall be governed by the laws of the State of Wyoming, without regard to conflicts of law principles. All disputes arising out of or related to this Certificate shall be resolved exclusively in the Circuit Courts of Laramie County, Wyoming, or in the United States District Court for the District of Wyoming.

xi.	Severability. If any provision of this Certificate is held to be invalid, illegal, or unenforceable, such provision shall be modified to the minimum extent necessary to make it enforceable, or if such modification is not possible, such provision shall be severed and all other provisions shall remain in full force and effect.

(iv)	Series B Preferred Stock.

a.	Designation and Amount. The shares of preferred stock shall be designated as the “Series B Convertible Preferred Stock” and shall consist of not to exceed eighty five thousand (85,000) shares, having a par value of $0.001 per share.

(v)	Series C Preferred Stock .

a.	Designation and Amount. The shares of preferred stock shall be designated as the “Series A Convertible Preferred Stock” and shall consist of not to exceed fifty thousand (50,000) shares, having a par value of $0.001 per share.

(c) The Board of Directors may issue additional shares of Preferred Stock in series and fix rights via Certificate of Designation without further shareholder approval, to the extent permitted by law. All shares shall be fully paid and non-assessable upon issuance. No shareholder shall be individually liable for the debts or liabilities of the Corporation.

ARTICLE V. BOARD OF DIRECTORS

(a) The number of directors shall be fixed from time to time by a majority of the entire Board of Directors, but shall not be reduced so as to shorten the term of any incumbent director.

(b) Vacancies on the Board shall be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, or by election at a meeting of shareholders called for that purpose.

ARTICLE VI. BY-LAWS

The Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VII. AMENDMENT

No amendment or restatement of these Articles of Incorporation shall be valid unless approved by holders of a majority of the voting rights of the Corporation which shall expressly include voting rights associated with the outstanding shares of Common Stock and Preferred Stock of the Corporation.

ARTICLE VIII. DIRECTOR LIABILITY LIMITATION

To the fullest extent permitted by the Wyoming Business Corporation Act, as amended from time to time, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for any action taken or any failure to take any action as a director. This limitation of liability shall apply whether such action or failure to act occurred before or after the adoption of this provision.

The foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any other act or omission for which liability is expressly imposed under the Wyoming Business Corporation Act.

Nothing in this Article shall be construed to limit or eliminate the liability of any director under federal securities laws or to affect the rights of the Corporation or its shareholders under any federal or state statute, rule, or regulation.

ARTICLE IX. INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the Wyoming Business Corporation Act, as amended from time to time, any person who is or was a director, officer, employee, or agent of the Corporation, or who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including service with respect to employee benefit plans), against all liability, loss, and reasonable expenses (including attorneys’ fees) incurred by such person in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal.

The Corporation shall advance all reasonable expenses (including attorneys’ fees) incurred by a director or officer in defending any such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amounts if it is ultimately determined that the director or officer is not entitled to indemnification.

The indemnification and advancement rights provided in this Article (i) shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, (ii) shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, and (iii) shall be applicable to any proceeding arising from acts or omissions occurring before or after the adoption of this provision.

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or who is or was serving at the request of the Corporation in any other capacity, against any liability asserted against or incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the Wyoming Business Corporation Act.

No indemnification shall be made in violation of applicable federal securities laws or public policy as determined by a court of competent jurisdiction. If any provision of this Article shall be determined to be unenforceable, such provision shall be deemed reformed to the maximum extent permitted by law.

ARTICLE X. COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation expressly elects not to be subject to the restrictions on business combinations with interested stockholders contained in W.S. § 17-18-104(b).

The Corporation expressly elects not to be subject to the shareholder takeover protection provisions contained in W.S. §§ 17-18-105 through 17-18-111.

This election is made pursuant to the authority granted in those sections and shall remain in effect unless and until a subsequent amendment to these Articles of Incorporation expressly revokes it.

ARTICLE XI. SHAREHOLDER ACTION WITHOUT A MEETING

Any action required or permitted by the Wyoming Business Corporation Act to be taken at a shareholders’ meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consent shall bear the date of signature of the shareholder(s) who signs the consent and be delivered to the corporation for inclusion in the minutes or filing with the corporate records.

ARTICLE XII. GENERAL

These Articles shall be governed by the laws of the State of Wyoming. If any provision hereof is held invalid, the remainder shall remain in full force and effect.

I, the undersigned, being the Chief Executive Officer of Cyber Enviro-Tech, Inc., pursuant to the Wyoming Business Corporation Act, do make this certificate, hereby declaring and certifying, under penalties of perjury, that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of July, 2026.

By:  /s/ Kim Southworth

Kim Southworth

Chief Executive Officer